January 19, 2006
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004 filed March 16, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated December 28, 2005.
Form 10-K for Fiscal Year Ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Critical Accounting Policies, page 42
1.	It appears that the estimates and assumptions associated with your “costs in excess of assets acquired” may be both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments. In future filings, please consider including a paragraph discussing your “costs in excess of assets acquired.” For additional guidance, please refer the Commission’s Interpretative Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
Sunrise Response:
In our 2005 Form 10-K, we will include disclosure in the Critical Accounting Policies section within Management’s Discussion and Analysis of Financial Condition and Results of Operations discussing our “costs in excess of assets acquired” and the associated estimates and assumptions utilized.

Table of Contractual Obligations, page 58
2.	It does not appear that you have included interest payments on your long-term debt. In future filings, please revise to include.
Sunrise Response:
In our 2005 Form 10-K, we will include contractual interest obligations from our long-term debt in the contractual obligations table.
Note 6. Intangible and Other Assets, page 84
3.	In future filings, revise to disclose changes in the carrying amount of goodwill during the period in accordance with paragraph 45 of SFAS No. 142. Further, we note that goodwill increased by $91 million with the acquisition of MSLS in 2003, but it is not clear what accounts for the increase of $18 million from 2003 to 2004. Please explain.
Sunrise Response:
As disclosed in Note 12 — Acquisitions, the original estimate of costs in excess of assets acquired was adjusted $18 million during 2004 as a result of our final determination of acquired working capital. The most significant change related to an adjustment to the valuation of resident claim liabilities assumed during the acquisition. In our 2005 Form 10-K, we will include goodwill in the Intangible and Other Assets table and provide disclosure (or reference to disclosure provided elsewhere) in Note 6 regarding any significant changes in the carrying amount of goodwill.
4.	Addressing paragraphs 30 and 31 of SFAS 142, tell us how you determined the reporting units used to perform your goodwill impairment test in fiscal 2004 and tell us what those reporting units are. Further, tell us how you will determine your reporting units in fiscal 2005, contemplating your recent acquisitions.
Sunrise Response:
During 2004, we operated as a management services company with one reportable operating segment under SFAS 131. For our 2004 goodwill impairment analysis, this operating segment was deemed to be the reporting unit. Our consolidated statements of operations report financial information for management services and residents in our consolidated communities consistent with how the monthly operating results are reviewed internally by the chief operating decision maker. Our goodwill was acquired primarily through the MSLS and Karrington acquisitions in 2003 and 1999, respectively. These businesses were substantially consistent with the original Sunrise business and those assets were immediately integrated into the existing Sunrise infrastructure.

For our 2005 goodwill impairment analysis, we considered the Greystone Communities, Inc. (acquired in May 2005) operating segment to be a separate reporting unit. Currently, management reviews discrete financial information with respect to Greystone on a monthly basis to assess its performance. However, this operating segment does not meet the quantitative thresholds in paragraph 18 of SFAS 131 to be considered a reportable operating segment in our consolidated financial statements. The Fountains’ operations (acquired in July 2005) are similar to MSLS and Karrington in that they have been integrated with Sunrise’s operations. Consequently, The Fountains operations also are not considered a reporting unit because discrete financial information is not accumulated by management.
Note 13. Dispositions, page 93
Sunrise Senior Living Real Estate Investment Trust, page 95
5.	Please tell us in detail how you accounted for the transactions associated with the establishment of Sunrise Senior Living Real Estate Investment Trust.
Sunrise Response:
Overview
Sunrise Senior Living Real Estate Investment Trust (“Sunrise REIT”) is an independent open-ended real estate investment trust that was established in December 2004 in Canada. Sunrise REIT acquires, owns, and invests in income producing senior living communities. We have a right of first opportunity to manage any senior living community developed or acquired by Sunrise REIT. Sunrise REIT has a right of first offer to acquire an 80% interest in all development opportunities proposed to be developed by Sunrise in Canada and a right of first offer to acquire any senior living community proposed to be acquired by Sunrise in Canada. Further, Sunrise REIT also may be offered development and acquisition opportunities by Sunrise in the United States and elsewhere outside of Canada.
Sunrise REIT acquired ownership interests in 24 communities upon its formation. All of these communities were either held in ventures in which Sunrise had a minority interest or were wholly-owned by Sunrise. The ownership interests we sold fall into two categories: contribution of certain of our minority ownership interests in ventures in exchange for a minority interest in a subsidiary of Sunrise REIT (non-monetary transactions); or sale of our entire or controlling interest in certain wholly-owned communities to a subsidiary of Sunrise REIT unrelated to Sunrise (monetary transaction). Each of the transactions was separately negotiated and valued due to the significant participation of third-party owners in some of the assets sold. We have obtained third-party appraisals to also corroborate these valuations. We accounted for each of these formation transactions as separate arms length transactions because the majority of the contract terms were controlled and negotiated by the majority owners of the communities (not Sunrise) and our access to appraisals for each community allowed us to verify that fair value was exchanged for each transaction.

Details of the Non-Monetary Transactions
We contributed our ownership interests in two ventures in exchange for a 15.4% ownership interest in a subsidiary of Sunrise REIT. All of the third party or independent interests in those ventures were acquired by Sunrise REIT concurrent with the formation transactions. Our equity interest in this subsidiary of the Sunrise REIT was recorded at our carry-over basis.
Sunrise had ownership interests in the following ventures prior to the acquisition by Sunrise REIT (with majority interests held by third-parties):
•	9% ownership interest in five operating communities located in the United States (“AL III”);

•	25% ownership interest in eight operating communities located in the United States (“SHP”)
Sunrise Accounting—Non-Monetary Transactions
We contributed our 9% interest in AL III and our 25% interest in SHP to a subsidiary of Sunrise REIT (“US Venture”) in exchange for a 15.4% ownership interest. Our equity investment in US Venture was recorded at $160,000 representing the combined carrying value of our investments in AL III and SHP at the contribution date in accordance with APB 29 and EITF 01-2.
Details of the Monetary Transactions
We sold our minority interest in one venture (our venture partner’s interest also was acquired by Sunrise REIT) and ownership interests in four communities that we wholly-owned. We recorded the sale of our ownership interests in these communities in accordance with FAS 66.
Sunrise had ownership interests in the following ventures prior to the acquisition by Sunrise REIT:
•	7% ownership interest in seven operating communities (majority interest held by a third-party) located in Canada (“SALH”) and approximately $25 million of the ventures indebtedness;

•	Two wholly-owned operating communities located in the United States;

•	One wholly-owned operating community located in Canada; and

•	One wholly-owned community located in Canada that had not yet reached an initial break-even occupancy (“Canadian Venture”)
Sunrise Accounting—Monetary Transactions
A subsidiary of Sunrise REIT purchased 100% of the assets of SALH. We received C$25 million principal amount of subordinated convertible debentures at par in return for our combined 7% equity interest and the C$25 million outstanding debt we held. Our investment balance of the 7% ownership interest in SALH was $0 at the date of sale. In accordance with the pre-existing SALH partnership agreement (between Sunrise and a third party), because of the then current financial status of SALH, we were not entitled to any of the cash proceeds paid by Sunrise REIT to acquire the assets of the venture. We have no ownership interest in the affiliate of Sunrise REIT that acquired SALH. No gain or loss was recognized at the date of the transaction. We sold the debentures in November 2005 and realized a $2 million gain.
We sold for approximately $27 million two wholly-owned operating communities located in the United States to the subsidiary of Sunrise REIT for which we obtained a 15.4% ownership interest in the non-monetary transaction described above. Our book value of the assets sold was approximately $25 million. We recognized a $2 million gain on sale of these communities in accordance with FAS 66.
We sold one wholly-owned Canadian operating community to a subsidiary of Sunrise REIT for approximately $13 million. We have no ownership interest in the Sunrise REIT affiliate that acquired this community. We deferred the entire $2 million gain on sale in accordance with FAS 66 pending satisfaction of operating contingencies that expire in October 2006. The deferral of the gain is in accordance with paragraph 25 of FAS 66.
We sold an 80% ownership interest in a Canadian community that had not yet reached an initial break-even occupancy to a subsidiary of Sunrise REIT (“Canadian Venture”) for approximately $12 million. Our remaining 20% ownership interest in the Sunrise REIT affiliate that acquired this community is approximately $3.2 million based on the historical book value of the investment. We recognized $700,000 of income on this partial sale.
Following the closing of these transactions, we account for our ongoing ownership interest in the US Venture and Canadian Venture of 15.4% and 20%, respectively, utilizing the equity method.
Other
We recognized $1.5 million for services we performed in arranging the financing associated with the formation of Sunrise REIT. This fee represented approximately 75 basis points of all the indebtedness incurred or assumed by Sunrise REIT. The amount of the fee is comparable to fees charged by Sunrise and other promoters in similar transactions.
6.	Further, please tell us how you accounted for the exchange of your interest in the 15 U.S. communities for a 15% ownership interest in the affiliate of Sunrise Senior Living’s REIT.
Sunrise Response:
See response to comment 5 above.
* * * * *

In connection with responding to your comments, Sunrise Senior Living, Inc. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Bradley B. Rush
Bradley B. Rush
Chief Financial Officer
(703) 744-1890